

January 24, 2023

Len Liptak
Chief Executive Officer
ProSomnus, Inc.
5860 West Las Positas Blvd., Suite 25
Pleasanton, California, 94588

>   **Re: ProSomnus, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed January 9, 2023**
>   **File No. 333-269156**

Dear Len Liptak:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed January 9, 2023

Cover Page

1.   For each of the securities being registered for resale, disclose the price that each of the selling security holders paid for such securities.

2.   Disclose the exercise price of the warrants compared to the market price of the underlying Common Stock. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

3.   We note the significant number of redemptions of your Common Stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Common Stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Common Stock.

Risk Factors, page 17

4.   Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations of ProSomnus
Proposed Business Combination Transaction, page 58

5.   We note your disclosure of the "Proposed Business Combination Transaction" of Lakeshore and ProSomnus. We also note your reference to a section titled "Selected Historical Combined Financial Information of ProSomnus." Please update this section to reflect the current state of your business's operations and financial position, as your proposed business combination has been successfully completed.

Overview, page 60

6.   In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Common Stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. We also note that you will likely need to raise additional capital through the sale of equity or borrowings. Please discuss the effect of this offering on the company's ability to raise additional capital.

7.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock. Your discussion should highlight the fact that HealthpointCapital Partners II, LP, a beneficial owner of 41.5% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

Liquidity and Capital Resources, page 65

8.   We note your disclosure on pages 66 and 67 of multiple contractual obligations that are conditioned "upon completion of a successful business combination" or "upon completion of a successful transaction." Please update your disclosure of all of these obligations now that the business combination has been completed.

General

9.   Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

10.   Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:
   •   On page 36, you state that "Following the consummation of the Business Combination, we intend to file and maintain an effective registration statement under the Securities Act covering such securities. The registration of these securities will permit the public resale of such securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our securities post-Business Combination." This statement should be updated given that this prospectus is facilitating registration of those sales.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jordan Nimitz at 202-551-5831 or Margaret Schwartz at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Peter Strand, Esq.